UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 27, 2020: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 27, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2020

Maroussi, Athens, Greece – May 27, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2020.

First Quarter 2020 Financial Highlights:

•

Total net revenues of $15.4 million. Net income of $2.0 million; net income attributable to common shareholders (after a $0.2 million of dividend on Series B Preferred Shares) of $1.8 million or $0.32 per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $1.0 million or $0.17 per share basic and diluted.

•

Adjusted EBITDA1 was $4.1 million.

•

An average of 19.0 vessels were owned and operated during the first quarter of 2020 earning an average time charter equivalent rate of $9,615 per day.

•

Finally, the Company declared its fifth cash dividend of $0.2 million on its Series B Preferred Shares.

1 Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first quarter of 2020, containership markets were affected by the COVID-19 pandemic and declined throughout the quarter. The decline continued during April and May 2020 as regions which typically drive containerized trade, like Europe and North America, locked down their economies to control the spread of the pandemic, negatively affecting trade growth. Indeed, it is expected that 2020 will register a significant shrinkage of containerized trade although some recovery should start taking place by the fourth quarter as the world economy is gradually exiting from the lock down.”

“Within this very challenging environment, almost all of our vessels have remained employed at profitable rates during the first quarter except for Manolis P and EM Oinousses which are in the process of being scrapped and, since early May 2020, EM Spetses which is searching for employment.”

“Looking forward, we believe that there will remain a challenging market environment in 2020 with our contract renewals expected to be at lower charter rate levels; but a supply-demand balance favoring demand should develop in 2021 not only due to containerized trade and demand for vessels strongly rebounding but also due to limited supply growth as a result of one of the lowest orderbooks in the last 20 years. There are still significant uncertainties remaining regarding the timing and strength of recovery after the pandemic and risks related to a potential revival of the trade tensions between US and China.”

“On the investment front, our strategy remains to take advantage of our status as the only publicly listed feeder and intermediate-size containership company and use it as a means of consolidation of other vessels or fleets as we have done in the second half of 2019.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2020 reflect the better charter rates our vessels earned compared to the market because of their existing charter contracts not yet fully affected by the results of the COVID-19 pandemic. Our net revenues increased significantly as we operated on average 19.0 vessels during the first quarter of 2020 versus 11.0 vessels during the same period of last year.”

“On a per-vessel-per-day basis, our vessels earned a higher average charter rate in the first quarter of 2020 as compared to the same period of 2019, as a result of their existing charters, and different composition of the fleet which now contains larger and younger vessels on average. Again, on a per-vessel-per-day basis, the sum of vessel operating expenses, management fees and general and administrative expenses decreased by 5.5% during the first quarter of 2020 as compared to the same period in 2019 which was primarily attributable to the different mix and allocation of general administrative expenses to a greater number of vessels we had in 2020. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.”

“Adjusted EBITDA during the first quarter of 2020 was $4.1 million compared to $1.5 million achieved for the first quarter of 2019.

“Finally, as of March 31, 2020, our outstanding debt (excluding the unamortized loan fees) is about $86.9 million versus restricted and unrestricted cash of about $5.5 million. “

First Quarter 2020 Results:

For the first quarter of 2020, the Company reported total net revenues of $15.4 million representing an 85.1% increase over total net revenues of $8.3 million during the first quarter of 2019. On average, 19.0 vessels were owned and operated during the first quarter of 2020 earning an average time charter equivalent rate of $9,615 per day compared to 11.0 vessels in the same period of 2019 earning on average $9,088 per day. The Company reported a net income for the period of $2.0 million and a net income attributable to common shareholders of $1.8 million, as compared to a net loss of $0.02 million and a net loss attributable to common shareholders of $0.49 million respectively for the first quarter of 2019. The results for the first quarter of 2020 include $0.8 million of amortization of below market charters acquired.

Vessel operating expenses for the first quarter of 2020 amounted to $8.0 million as compared to $4.8 million for the same period of 2019. The increased amount is due to the higher number of vessels owned and operated in the first quarter of 2020 compared to the corresponding period of 2019. Depreciation expense for the first quarter of 2020 amounts to $1.7 million compared to $0.8 million for the same period of 2019 due to the increased number of vessels in the Company’s fleet. In the first quarter of 2020, none of our vessels underwent drydocking. In the same period of 2019, one vessel completed its special survey with a cost of $0.7 million.

Interest and other financing costs for the first quarter of 2020 amounted to $1.3 million compared to $0.7 million for the same period of 2019. This increase is due to the increased amount of debt in the current period compared to the same period of 2019, partly offset by the decreased Libor rates of our bank loans during the period as compared to the same period of last year.

Adjusted EBITDA1 for the first quarter of 2020 was $4.1 million, compared to $1.5 million achieved for the first quarter of 2019. Please see below for Adjusted EBITDA reconciliation to net (loss) / income.

Basic and diluted earnings per share for the first quarter of 2020 was $0.32, calculated on 5,576,960 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.32 for the first quarter of 2019, calculated on 1,542,508 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives and the amortization of the below market time charters acquired, the adjusted earnings per share for the quarter ended March 31, 2020 would have been $0.17 per share compared to adjusted loss of $0.33 per share basic and diluted for the first quarter of 2019. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Oct-20	$16,000
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Aug-20	$12,900
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Jun-20	CONTEX(**) 4250 less 6.25%; floor $8,000 / ceiling $16,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC until Jul-20 plus 8-12 months extension option	$10,000 until Oct-20; option CONTEX(**) 4250 less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Oct-20	$8,100
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Sep-20	$8,500
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-20	$10,250
EM CORFU	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
EM ATHENS	Feeder	32,350	2,506	2000	TC until Oct-20	$9,250
EM OINOUSSES	Feeder	32,350	2,506	2000	Idle (***)	-
DIAMANTIS P	Feeder	30,360	2,008	1998	TC until Jul-20	$8,000
EM SPETSES	Feeder	23,224	1,740	2007	Idle	-
EM HYDRA	Feeder	23,351	1,740	2005	TC until May-20	$8,000
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-21	$8,050
MANOLIS P (****)	Feeder	20,346	1,452	1995	To be scrapped	-
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Jul-20	$6,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until May-20	$7,000
NINOS	Feeder	18,253	1,169	1990	Commences new TC in Jun-20 until Jul-20	$6,500
Total Container Carriers	19	660,940	51,083

Note: (*) TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**) The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years

(***) The vessel suffered an engine room fire in January 2020 and is in the process of concluding an insurance claim for unrepairable damage following which it will be scrapped.

(****) The vessel was sold for scrap but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 lockdowns and other restrictions; a dispute with the buyers is in arbitration. The vessel will be sold for scrap to new buyers.

Summary Fleet Data:

	Three Months, Ended March 31, 2019	Three Months, Ended March 31, 2020
FLEET DATA
Average number of vessels (1)	11.00	19.00
Calendar days for fleet (2)	990.0	1,729.0
Scheduled off-hire days incl. laid-up (3)	36.4	-
Available days for fleet (4) = (2) - (3)	953.6	1,729.0
Commercial off-hire days (5)	5.6	18.2
Operational off-hire days (6)	0.3	65.8
Voyage days for fleet (7) = (4) - (5) - (6)	947.7	1,645.0
Fleet utilization (8) = (7) / (4)	99.4%	95.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.4%	98.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100%	96.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,088	9,615
Vessel operating expenses excl. drydocking expenses (12)	5,622	5,417
General and administrative expenses (13)	601	464
Total vessel operating expenses (14)	6,223	5,881
Drydocking expenses (15)	598	13

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Later today, Wednesday, May 27, 2020 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until Wednesday, June 3, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2020 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020

Revenues
Time charter revenue	8,728,986	16,131,322
Commissions	(390,855)	(698,515)
Net revenues	8,338,131	15,432,807

Operating expenses
Voyage expenses	116,117	314,554
Vessel operating expenses	4,789,923	8,037,863
Drydocking expenses	592,473	23,823
Vessel depreciation	798,712	1,727,085
Related party management fees	776,292	1,328,822
General and administrative expenses	595,423	802,376
Total operating expenses	7,668,940	12,234,523

Operating income	669,191	3,198,284

Other income / (expenses)
Interest and other financing costs	(710,649)	(1,251,412)
Loss on derivatives, net	(2,794)	-
Foreign exchange (loss) / gain	(3,534)	1,628
Interest income	31,754	8,595
Other expenses, net	(685,223)	(1,241,189)

Net (loss) / income	(16,032)	1,957,095
Dividend Series B Preferred shares	(471,114)	(159,562)
Net (loss) / income attributable to common shareholders	(487,146)	1,797,533
(Loss) / earnings per share, basic & diluted	(0.32)	0.32
Weighted average number of shares, basic & diluted	1,542,508	5,576,960

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2019	March 31, 2020

ASSETS
Current Assets:
Cash and cash equivalents	985,418	508,105
Trade accounts receivable	715,097	1,585,246
Other receivables	1,570,506	2,130,560
Inventories	1,889,164	1,847,943
Restricted cash	610,376	810,376
Vessel held for sale	-	1,722,560
Prepaid expenses	526,531	591,923
Total current assets	6,297,092	9,196,713
Fixed assets:
Vessels, net	116,230,333	112,858,218
Long-term assets:
Restricted cash	4,334,267	4,134,267
Total assets	126,861,692	126,189,198

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	12,295,320	13,170,320
Related party loan, current	5,000,000	5,000,000
Trade accounts payable	3,899,967	2,895,839
Accrued expenses	1,725,321	1,482,339
Accrued preferred dividends	161,315	159,562
Deferred revenue	973,774	791,293
Liabilities associated with asset held for sale	-	1,133,817
Due to related company	795,562	2,663,367
Total current liabilities	24,851,259	27,296,537

Long-term liabilities:
Long-term bank loans, net of current portion	72,187,785	68,088,481
Fair value of below market time charters acquired	1,714,370	867,965
Total long-term liabilities	73,902,155	68,956,446
Total liabilities	98,753,414	96,252,983

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 issued and outstanding, respectively)	7,654,577	7,654,577
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259, issued and outstanding)	168,008	168,008
Additional paid-in capital	253,967,708	253,998,112
Accumulated deficit	(233,682,015)	(231,884,482)
Total shareholders’ equity	20,453,701	22,281,638
Total liabilities, mezzanine equity and shareholders’ equity	126,861,692	126,189,198

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020

Cash flows from operating activities:
Net (loss) / income	(16,032)	1,957,095
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Vessel depreciation	798,712	1,727,085
Amortization of deferred charges	31,339	61,156
Share-based compensation	24,862	30,404
Amortization of debt discount	54,101	-
Unrealized gain on derivatives	(18,754)	-
Amortization of fair value of below market time charters acquired	-	(846,405)
Changes in operating assets and liabilities	(2,368,640)	(903,784)
Net cash (used in) / provided by operating activities	(1,494,412)	2,025,551

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	-	(149,420)
Advance received for vessel held for sale	-	1,133,817
Net cash provided by operating investing activities	-	984,397
Cash flows from financing activities:
Preferred dividends paid	-	(161,315)
Repayment of long-term bank loans	(1,303,000)	(3,285,460)
Offering expenses paid	-	(40,486)
Net cash used in financing activities	(1,303,000)	(3,487,261)

Net decrease in cash, cash equivalents, and restricted cash	(2,797,412)	(477,313)
Cash, cash equivalents, and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents, and restricted cash at end of period	10,414,176	5,452,748
Cash breakdown
Cash and cash equivalents	4,164,659	508,105
Restricted cash, current	115,250	810,376
Restricted cash, long term	6,134,267	4,134,267
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	10,414,176	5,452,748

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net (Loss) / Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Net (loss) / income	(16,032)	1,957,095
Interest and finance costs, net (incl. interest income)	678,895	1,242,817
Vessel depreciation	798,712	1,727,085
Loss on interest rate swap derivatives, net	2,794	-
Amortization of below market time charters acquired	-	(846,405)
Adjusted EBITDA	1,464,369	4,080,592

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest, income taxes, depreciation, loss on interest rate swaps and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, (gain) / loss on interest rate swaps, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Net (loss) / income	(16,032)	1,957,095
Unrealized gain on derivatives	(18,754)	-
Amortization of below market time charters acquired	-	(846,405)
Adjusted net (loss) / income	(34,786)	1,110,690
Preferred dividends	(471,114)	(159,562)
Adjusted net (loss) / income attributable to common shareholders	(505,900)	951,128
Adjusted (loss) / earnings per share, basic & diluted	(0.33)	0.17
Weighted average number of shares, basic & diluted	1,542,508	5,576,975

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

 Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized gain on derivatives and amortization of below market time charters acquired. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivatives and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

 About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 14 Feeder containerships and 5 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 51,083 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com